Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
NATIONAL INSTRUMENT 51-102

ITEM 1	Name and Address of Company

Points International Ltd. (the “Company” or “Points”) 111 Richmond Street West, Suite 700 Toronto, Ontario, M5H 2G4.
ITEM 2	Date of Material Change

March 4, 2021

ITEM 3	News Release

Two news releases with respect to the material change referred to in this report were disseminated on March 4, 2021 through newswires in Canada, copies of which have been filed and are available for review on SEDAR at www.sedar.com.
ITEM 4	Summary of Material Change

On March 4, 2021, Points announced that it entered into an agreement with a syndicate of underwriters led by Acumen Capital Finance Partners Limited (the “Lead Underwriter”, and collectively with the syndicate of underwriters, the “Underwriters”) pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 1,334,000 common shares (the “Common Shares”) of the Company at a price of $18.75 per Common Share (the “Offering Price”) and offer them to the public by way of short form prospectus for total gross proceeds of approximately $25 million. Subsequently, Points announced that it entered into a revised agreement with the Underwriters, pursuant to which the Underwriters agreed to purchase an aggregate of 1,467,400 Common Shares of Points at the Offering Price for total gross proceeds to the Company of approximately $27.5 million (the “Offering”).

ITEM 5	Full Description of Material Change

5.1	Full Description of Material Change

On March 4, 2021 Points announced that it entered into an agreement with the Underwriters pursuant to which the Underwriters agreed to purchase from the Company 1,334,000 Common Shares for gross proceeds of approximately $25 million to the Company. Subsequently, Points announced that it entered into a revised agreement with the Underwriters, pursuant to which the Underwriters agreed to purchase an aggregate of 1,467,400 Common Shares of Points at the Offering Price for total gross proceeds to the Company of approximately $27.5 million.

The Underwriters have also been granted an over-allotment option (the “Over-Allotment Option”) exercisable at any time until 30 days after the closing of the Offering, to purchase from the Company up to an additional 220,110 Common Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the aggregate gross proceeds of the Offering will be approximately $31.6 million.

The Company expects to use the net proceeds to fund the advancement of its product road map and its data analytics, marketing automation, and machine learning capabilities. The net proceeds may also be used to fund future growth opportunities and to accelerate the Company’s business development pipeline.

The Common Shares will be offered by way of short form prospectus, qualifying the Common Shares for distribution in all of the Provinces of Canada, and in the United States by way of private placement pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended, and outside of Canada and the United States on a private placement or equivalent basis. The closing of the Offering is scheduled to occur on or about March 29, 2021, and is subject to customary closing conditions, including receipt of applicable regulatory, Toronto Stock Exchange and Nasdaq Capital Market approvals.

Caution Regarding Forward-looking Statements

This document contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements include or relate to but are not limited to, among other things, the closing of the Offering and the intended use of proceeds for the Offering. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. Key assumptions in respect of the Offering include, but are not limited to, assumptions that the Offering will close as expected and that Points will obtain regulatory and third party approvals for the Offering and that the conditions to closing the Offering will be satisfied. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our consolidated revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results and (viii) the risk of an event of default under our senior secured credit facility. These and other important risk factors that could cause actual results to differ materially are discussed in Points’ annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this document are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this document, whether as a result of new information, future events or otherwise.

5.2	Disclosure for Restructuring Transactions

Not applicable.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

Not applicable.

ITEM 8	Executive Officer

For further information, please contact:
Robert MacLean
Chief Executive Officer
rob.maclean@points.com
416-452-3817

ITEM 9	Date of Report

March 5, 2021